RICHARDSON & PATEL, LLP
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Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
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July 17, 2007

VIA EDGAR

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation
Amendment No. 6 to Form SB-2 filed on July 17, 2007
File No. 333-138430

Dear Ms. Jacobs:

As discussed with Maryse Mills-Apenteng, CyberDefender Corporation has filed Amendment No. 6 to its SB-2 registration statement. The amendment was filed to add a sentence to the Plan of Distribution, which was required by the NASD. We understand that you have no further comments to the registration statement, and that the Company may file its request for acceleration.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
MARY ANN SAPONE

cc: Megan Akst, Mark Kronforst and Maryse Mills-Apenteng